Exhibit 99.1

Innoviz Announces Optimization of Operations to Accelerate Path to Profitability

•	Innoviz is optimizing its operations to accelerate its path towards profitability, reflecting product ramp progress and confidence in execution and business growth

•	Realignment actions to be implemented during the first half of 2025 and are expected to reduce cash outlays by approximately $12 million on an annualized basis

Tel Aviv, ISRAEL – February 4, 2025 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today announced an optimization of its operations to extend the Company’s cash runway and accelerate its progress towards profitability and free cash flow generation. To maximize efficiencies, the company will de-emphasize segments where development efforts have reached maturity. As a result of these actions, the company’s headcount will be reduced by approximately 9%; in conjunction with other opportunities, the company expects the realignment to deliver cost savings of approximately $12 million in 2025.

“Innoviz has made substantial strides in cementing its position as a market leader in the LiDAR industry,” said Omer Keilaf, Innoviz Co-Founder and CEO. “Our recently announced collaborations with Mobileye, Nvidia and others highlight the progress we have made in developing and maturing solutions designed to meet the stringent requirements of OEMs worldwide now and in the future. Today’s actions are the result of a thoughtful process to realign the Company’s development efforts to more closely match the needs of our customers, streamline our cost structure, and extend our cash runway as we continue to target start of production for customers in 2026. Looking ahead, we remain confident in our ability to achieve our long-term goals and position Innoviz to reach profitability and deliver significant value in the years to come.”

Projected Financial Benefits

As a result of the strategic realignment actions, Innoviz plans to decrease its employee headcount by approximately 9% and expects to reduce its 2025 planned cash outlays by approximately $12 million on an annualized basis. Cash savings are expected to begin in the first quarter of 2025, with run rate savings expected to be achieved by the end of the second quarter of 2025. Cash costs associated with the strategic actions are expected to be minimal.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit www.innoviz.tech.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates and Innoviz’s projected future results and the expected financial benefits of realignment and optimization actions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, the optimization of operations, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the  evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 12, 2024 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.